PROPOSAL OF THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY AND ANNUAL GENERAL MEETING TO BE HELD ON APRIL 8, 2015

Dear Shareholders,

The Board of Directors of BRF S.A. hereby submits to Shareholders the following proposals for decision in the General Meeting to be held on April 8, 2015:

ANNUAL GENERAL MEETING

1.To examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2014 and to decide on the allocation of the net profits; To approve the allocation of the Net Income for the Fiscal Year 2014:

Net Income for the Fiscal Year	2,225,035,830.87
Actuarial gains	33,163,680.00
Net Income to be distributed	2,258,199,510.87
Legal Reserve	111,251,791.54
Amount allocated to Interest on Shareholders’ Equity	737,765,000.00
Proposed Additional Dividends	86,489,000.00
Reserve for Capital Increase	451,639,902.17
Reserve for Expansion	730,684,585,12
Reserve for tax credits	140,369,232.04
Total Amount Distributed	2,258,199,510.87

  (Attachment I pursuant to CVM Instruction 481)

2. To ratify the distribution of shareholders’ remuneration as decided by the Board of Directors in the amount of R$ 824,254,000.00 (eight hundred and twenty-four million, two hundred and fifty-four thousand), corresponding to R$ 0.948357530 per share with payments effected on August 15, 2014 (R$ 0.41421437 per share in the amount of R$361,000,000.00) and on February 13, 2015 (R$ 0.43441923  per share in the amount of R$376,765,000.00) as interest on shareholders’ equity with due retention of Withholding Tax at Source pursuant to the applicable legislation. To further ratify the distribution of complementary dividends for R$ R$ 86,489,000.00, corresponding to R$ 0.09972393 paid on February 13, 2015, comprising a total amount of R$ 824,254 million of remuneration to the shareholders.  (Attachment II, pursuant to CVM Instruction 481);

3. To approve the number of nine members to make up the Board of Directors to pursuant to the provision in Article 16, caption sentence, of the Corporate Bylaws;

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4. To elect the slate made up of the persons listed below to comprise the Board of Directors for a mandate of 2 (two) years as established in Article 16 of the Corporate Bylaws.

Effective Members	Alternate Members
Abilio dos Santos Diniz	Eduardo Pongracz Rossi
Marco Geovanne Tobias da Silva	Sergio Ricardo Miranda Nazaré
Vicente Falconi Campos	Mateus Affonso Bandeira
Walter Fontana Filho	Eduardo Fontana D’Avila
Luiz Fernando Furlan	Roberto Faldini
José Carlos Reis de Magalhães Neto	Fernando Shayer
Manoel Cordeiro Silva Filho	Mauricio da Rocha Wanderley
Paulo Guilherme Farah Correa	Arthur Prado Silva
Henri Philippe Reichstul	Jose Violi Filho

5. To appoint Mr. Abilio dos Santos Diniz, as Chairman of the Board of Directors and  Mr. Marco Geovanne Tobias da Silva, as Vice Chairman, pursuant to Paragraph 1, Article 16 of the Corporate Bylaws.

5.1. In accordance with CVM Instructions 165 and 282, the minimum percentage participation in the voting capital necessary for the adoption of the multiple voting system is 5% (five percent). (Attachment III, items 12.6 to 12.10 in accordance with CVM Instruction 481).

6. To elect the members of the Fiscal Council – Term of Office: Until the E/AGM of 2016. (Attachment III, items 12.6 to 12.10 pursuant to CVM Instruction 481)

Effective Members	Alternate Members
Attílio Guaspari	Susana Hanna Stiphan Jabra
Marcus Vinicius Dias Severini	Marcos Tadeu de Siqueira
Reginaldo Ferreira Alexandre	Walter Mendes de Oliveira Filho

EXTRAORDINARY GENERAL MEETING

1. To approve the total annual and aggregate compensation for the Management of the BRF Companies in the amount of up to R$ 65 million, including additional compensation in the month of December 2015 in an amount corresponding to one monthly fee income and to set the remuneration of the Fiscal Council pursuant to Article 261, Paragraph 3 of the Brazilian Corporate Law. The annual and aggregate compensation of the management and the Fiscal Council realized in 2014 in the amount of R$61,557,810.59 was also ratified. (Attachment IV, pursuant to CVM Instruction 481).

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2. To approve the amendment of the (i) the Stock Options Plan; (ii) the Restricted Stock Plan. (Attachment V pursuant to Article 13 of CVM Instruction 481).

This is what the Board of Directors has proposed and expects to be approved by the shareholders.

The Company’s shareholders interested in accessing information or clarifying doubts relating to the above proposals should contact the Investor Relations or Corporate Governance areas of the Company by calling +55 (11) 2322-5049/5050/5061/5544 or via e-mail: acoes@brf-br.com. All documents pertinent to this Meeting may be found at the disposal of the shareholders in the site: www.brf-global.com/ri. Additionally, the Meeting is to be transmitted via video conference to the office in São Paulo, located at Rua Hungria, 1.400 – 5th floor, Jardim Europa for shareholders that so prefer.

São Paulo (SP), February 26, 2015.

Abilio Diniz

Chairman of the Board of Directors

Sérgio Ricardo Silva Rosa

Vice Chairman

Eduardo Silveira Mufarej

José Carlos Reis Magalhães Neto

Luiz Fernando Furlan

Manoel Cordeiro Silva Filho

Paulo Assunção de Sousa

Vicente Falconi Campos

Walter Fontana Filho

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